FOIA Confidential Treatment Request

Under 17 C.F.R §200.83

10250 Constellation Blvd., Suite 1100
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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christopher Wall

J. Nolan McWilliams

David Irving

Bonnie Baynes

Division of Corporation Finance

Office of Finance

RE:	GSR II Meteora Acquisition Corp.

Preliminary Proxy Statement Filed on Schedule 14A

Filed October 5, 2022

File No. 001-41305

To the addressees set forth above:

On behalf of our client, GSR II Meteora Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 8, 2022 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Company on October 5, 2022. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) through EDGAR.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version has been separately filed with the Commission.

November 30, 2022

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

Proxy Statement filed October 5, 2022

General

1.

We note your disclosure that Bitcoin Depot operates cash-to-cryptocurrency BTMs. Please clarify if your BTMs offer only the one-way exchange of cash-to-cryptocurrency and, to the extent applicable, please provide detailed disclosure regarding any additional exchange services that your BTMs offer.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 35, 226 and 245 of the Proxy Statement to clarify that Bitcoin Depot’s BTMs offer only the one-way exchange of cash-to-cryptocurrency, with the limited exception of 38 BTMs (representing less than 1% of Bitcoin Depot’s total kiosks as of September 30, 2022), which also provide users the ability to sell cryptocurrency to Bitcoin Depot in exchange for cash. Bitcoin Depot currently does not have plans to expand the ability of its users to sell cryptocurrency to it in exchange for cash.

Certain Defined Terms, page 3

2.

Please clarify the distinction, if any, in the terms you use to refer to crypto assets, and add the terms “cryptocurrency” and “digital assets” to your list of defined terms on page 2. If there is no distinction, please revise the filing to use a single defined term throughout.

Response: The Company respectfully acknowledges the Staff’s comment and has added the term “cryptocurrency” to the list of defined terms on page 3 of the Proxy Statement. The Company has also revised the Proxy Statement to use the term “cryptocurrency” throughout.

Questions and Answers About the Proposals for PubCo Stockholders

Q: What equity stake will current PubCo stockholders, the Sponsor and BT Assets hold in PubCo..., page 19

3.

Please revise the “fully diluted” share ownership table on page 20 to include all potential sources of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the impact of any PIPE investments and any Incentive Issuances.

November 30, 2022

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21 to 22, 163 to 164 and 193 of the Proxy Statement accordingly. The Company also respectfully submits that it has not agreed on any PIPE investments or Incentive Issuances at this time and that if PIPE investments or Incentive Issuances are agreed to in the future, the Company will add appropriate disclosure related to such PIPE investments or Incentive Issuances.

Q: What interests do the current officers and directors of PubCo have in the business combination?, page 24

4.

Please revise to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26 to 27, 40 to 41, 151 to 152 and 160 to 161 of the Proxy Statement accordingly. The Company also respectfully submits that the aggregate dollar amount that the Sponsor and its affiliates and the Company’s officers and directors have at risk that depends on the completion of a business combination is $12,248,750, including the $12,223,750 used to purchase PubCo private placement warrants and the $25,000 used to purchase the shares of PubCo Class B common stock as disclosed on pages 26, 41, 151 to 152 and 160 to 161 of the Proxy Statement.

Q: Do I have redemption rights?, page 25

5.	We note that the Sponsor and PubCo’s directors and officers have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iv, viii, 27 and 208 of the Proxy Statement accordingly.

Summary of the Proxy Statement

Regulatory Matters, page 36

6.

Please discuss, including quantitatively if possible, how the regulatory environment in which you operate has driven operating costs and strategy with respect to where you operate and what crypto assets you support through your BTMs and BDCheckout. Similarly revise the applicable risk factors and your Business section.

November 30, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the regulatory environment in which Bitcoin Depot operates, and regulatory requirements applicable to Bitcoin Depot, have driven Bitcoin Depot to employ a robust compliance team comprised of 13 individuals with almost 100 years of collective experience in addition to several contractor support resources. Bitcoin Depot’s compliance personnel costs exceeded $1.6 million for the year ended December 31, 2021. Bitcoin Depot’s compliance programs and strategies relate to its characterization as a money transmitter and a business undertaking activities in cryptocurrency, and the state licensing requirements applicable to Bitcoin Depot’s operations vary and continue to evolve. Substantially all of Bitcoin Depot’s operating costs with respect to regulation and compliance is correlated with its transaction volumes, and mainly driven by payroll to employ a growing number of personnel to support the expansion of Bitcoin Depot’s business. The Company has accordingly revised the disclosures on pages 38, 66, and 232 of the Proxy Statement to reflect the foregoing as applicable.

In light of regulatory requirements potentially applicable to Bitcoin Depot at the U.S. state level, Bitcoin Depot has revised the disclosures on pages 38 and 76 of the Proxy Statement to provide that it currently operates in states where it has obtained the requisite licenses to the extent that the laws and regulations of such states clearly indicate that a license is required or where state regulators have advised Bitcoin Depot that it needs a license to operate, and has limited expanding its operations to other states.

Lastly, the Company respectfully advises the Staff that, although Bitcoin Depot previously supported transactions through its BTMs in Bitcoin, Ethereum and Litecoin, Bitcoin Depot has now limited transactions at its BTMs to Bitcoin only, further noting that transactions in Bitcoin accounted for over 99% of Bitcoin Depot’s total transaction volume for each of the periods presented in the Proxy Statement.

Board of Directors of PubCo Following the Business Combination, page 41

7.

We note your statement that “PubCo expects to be a controlled company within the meaning of the Nasdaq corporate governance standards, and may elect not to comply with certain Nasdaq corporate governance requirements.” Please confirm whether you intend to opt out of any corporate governance requirements under the Nasdaq Market Rules as a result of being a “controlled company”.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has not determined whether it will opt out of any corporate governance requirements under the Nasdaq Market Rules as a result of being a “controlled company.” If the Company determines that it will opt out of any corporate governance requirements under the Nasdaq Market Rules, the Company will add appropriate disclosure as to the corporate governance requirements it expects to opt out of.

November 30, 2022

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 50

8.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22, 109 to 110 and 166 of the Proxy Statement accordingly.

Risk Factors, page 54

9.

We note that you include various references to insurance coverage in your risk factors section. Under an appropriately captioned heading, please disclose the types of insurance coverage you carry, including any insurance that you or the third-party custodians with which you transact carry covering crypto assets held on your behalf or on behalf of customers. Please disclose the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent you or the third-party custodians with which you transact do not carry insurance covering crypto assets, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate. In addition, we note your disclosure on page 56 that you may self-insure against certain business risks and expenses where you believe you can adequately self-insure against the anticipated exposure and risk or where insurance is either not available or deemed not cost-effective. Please expand your disclosure to describe the risks that you may self-insure against.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 59 of the Proxy Statement to add a summary of the types of insurance Bitcoin Depot carries, the amount of coverage, term, termination provisions, renewal options and limitations on coverage.

The Company also respectfully advises the Staff that because Bitcoin Depot does not hold cryptocurrency on behalf of its users, nor do any third parties hold cryptocurrency on Bitcoin Depot’s behalf, Bitcoin Depot does not carry any insurance covering such cryptocurrency. Further, the Company advises the Staff that because the amount of cryptocurrency that Bitcoin Depot holds at any given time and sells to its users is de minimis relative to the Bitcoin Depot’s total assets, Bitcoin Depot does not insure against any loss of such cryptocurrency. Further, Bitcoin Depot does not carry insurance covering the cash held in its BTM kiosks. As a result, the Company and Bitcoin Depot have concluded that additional disclosure regarding insurance relating to such matters would not be applicable.

Major bank failure or sustained financial market illiquidity..., page 69

10.

We note your disclosure under this heading that a “substantial portion of [y]our cash, cash equivalents and interest-bearing deposits are either held at banks that are not subject to insurance protection against loss or exceed the deposit insurance limit.” Please revise to quantify the amount of your cash, cash equivalents and interest-bearing deposits that you are referring to.

November 30, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 72 of the Proxy Statement.

We depend on major mobile operating systems and third-party platforms..., page 72

11.

We note your disclosure under this heading that you rely on third-party platforms for the distribution of certain products and services and that “these distribution platforms often contain restrictions related to digital assets that are uncertain, broadly construed, and can limit the nature and scope of services that can be offered.” Please expand your disclosure to explain the restrictions to which you are referring which could result in you no longer being able to offer your products and services through such platforms.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 75 of the Proxy Statement. The Company also respectfully advises the Staff that Bitcoin Depot is not currently subject to restrictions that could result in it no longer being able to offer its products or services through such platforms. The subject risk factor is intended to cover a general risk that potentially could be relevant to Bitcoin Depot if a third-party platform such as Google Play or the Apple App Store were to impose additional, future restrictions on cryptocurrency-related activities, to the extent any such restrictions could impact Bitcoin Depot’s ability to offer its products or services on the subject platform.

Risks Related to Government Regulation and Privacy Matters, page 73

12.

We note that you are currently licensed to operate as a money transmitter in nine U.S. states, Puerto Rico and the District of Columbia and that you operate in 47 states. Please identify the nine states in which you are currently licensed to operate as a money transmitter, and identify any states in which you have a money transmitter license application pending. Please also confirm whether you believe you are not required to obtain a money transmitter license in the other jurisdictions in which you operate, or confirm what actions you are taking to obtain any required licenses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 76 of the Proxy Statement. The Company also respectfully submits that Bitcoin Depot is currently licensed to operate as a money transmitter in Alabama, Alaska, Connecticut, Florida, Nevada, New Mexico, Rhode Island, Vermont and Washington. Also, Bitcoin Depot has applied for a BitLicense from the New York State Department of Financial Services, and has money transmitter license applications pending in Kentucky and Ohio. Except as otherwise indicated in the immediately preceding sentence, the Company respectfully submits that Bitcoin Depot does not have any money transmitting license applications pending and does not believe Bitcoin Depot is currently required to obtain money transmitter licenses or any other required licenses in the other jurisdictions in which it operates.

November 30, 2022

The status of various cryptocurrencies as a “security” is subject to a high degree of uncertainty..., page 81

13.

We note your statements that “the legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time,” that “[t]he SEC generally does not provide advance guidance” and that “it is difficult to predict the direction or timing of any evolution in regulations.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and SEC staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Proxy Statement accordingly.

Many of our kiosks and key components to these kiosks are procured from a single or limited number of suppliers..., page 82

14.

We note your disclosure that you have a significant vendor from which you purchase substantially all of your kiosks and from which you license related technology and that the term of the agreement with this vendor continues for as long as you retain ownership or use of the kiosks you purchased, unless otherwise terminated due to a breach. Please revise to clarify what would constitute a breach.

Response: The Company acknowledges the Staff’s comment. The vendor from which Bitcoin Depot purchases substantially all of its kiosks has in the past provided Bitcoin Depot with a license for related technology to operate the kiosks. Since the initial filing of the preliminary proxy statement, Bitcoin Depot has conducted a broad software migration protocol resulting in approximately 90% of its BTMs running on BitAccess software as of the date of this letter, not the software that Bitcoin Depot has historically licensed from such vendor. As such, the Company respectfully advises the Staff that Bitcoin Depot no longer deems such vendor to be significant with respect to the previously-provided licensed software, and has accordingly revised the disclosure on page 84 of the Proxy Statement.

Risks Related to Management and Employees, page 83

15.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending

November 30, 2022

the business combination, and include this discussion in the section “Proposal No. 1 - The Business Combination Proposal - PubCo’s Board of Directors’ Reasons for the Approval of the Business Combination” on page 146.

Response: The Company respectfully acknowledges the Staff’s comment with respect to the material interests in the transaction held by the sponsor and the company’s officers and directors and has revised the disclosure on pages 26 to 27, 40 to 41, 151 to 152 and 160 to 161 of the Proxy Statement accordingly. The Company respectfully advises the Staff that the section titled “Risks Related to Management and Employees” relates to Bitcoin Depot Inc. and the Company does not have any additional conflicts of interest to disclose.

The Company respectfully acknowledges the Staff’s comment with respect to clarifying how the board considered conflicts of interest in negotiating and recommending the business combination and has revised the disclosure on page 152 accordingly.

16.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27, 41, 101, 152 and 161 of the Proxy Statement accordingly.

Risks Related to GSRM and the Business Combination, page 97

17.

Please specifically highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26, 40, 101, 151 and 160 of the Proxy Statement accordingly.

18.

Please expand your discussion of the material risks to public warrant holders to include those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 107 and 109 of the Proxy Statement accordingly.

19.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

November 30, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not agreed on any private placements at this time. The Company respectfully advises the Staff that if private placements are agreed to in the future, the Company will add appropriate disclosure related to such private placements.

Business of Bitcoin Depot, page 220

20.

We note your disclosure that your BDCheckout locations are sourced and connected through your relationship with a leading payment processing provider. Please revise your disclosure to identify the payment processing provider to which you refer.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 227 and 229 of the Proxy Statement to identify the payment processing provider.

Our Products, page 222

21.

We note your statement on page 223 that “based on historical enforcement actions and existing regulations and laws, we believe that our activities and the cryptocurrencies that we sell (Bitcoin, Litecoin and Ethereum) do not subject us to SEC regulation, and thus we believe we are not required to be registered with the SEC to sell such cryptocurrencies at our BTMs and via BDCheckout. Please revise to disclose the policies and procedures you have in place which allow you have made this determination and advise us as to whether (and, if so, how) you have evaluated the characterization of Ether in light of the recent Ethereum merge. In addition, please revise to clarify, if accurate, that such processes are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, although Bitcoin Depot previously supported transactions through its BTMs in Bitcoin, Ethereum and Litecoin, Bitcoin Depot has now limited transactions at its BTMs and via BDCheckout to Bitcoin only, further noting that transactions in Bitcoin accounted for over 99% of Bitcoin Depot’s total transaction volume for each of the periods presented in the Proxy Statement. As of the date of this letter, Bitcoin is the only cryptocurrency sold by Bitcoin Depot and the Company has revised page 230 of the Proxy Statement accordingly.

22.	Please provide a complete description of typical purchase and sale transactions at a Bitcoin Depot BTM. In particular, please:

•	At each stage of the transaction, identify who has custody of any funds going out to fund a transaction;

November 30, 2022

•	At each stage of the transaction, identify who has custody of any asset, digital or otherwise, that goes back to a customer’s brokerage account;

•

Please clarify whether, in a user purchase transaction, the crypto assets distributed to a BTM user are held in a Bitcoin Depot wallet or are purchased on an exchange or from a liquidity provider at the time of order;

•

Please clarify whether, in a user sale transaction, the crypto assets purchased from a BTM user are held in a Bitcoin Depot wallet or are immediately offered for sale on an exchange or to a liquidity provider; and

•	Clarify the extent of regulatory approvals to perform these tasks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 229 of the Proxy Statement to reflect that prior to the time at which a user inserts cash in the BTM to purchase cryptocurrency, Bitcoin Depot has custody of such cryptocurrency, and maintains such custody until the transaction is completed at the kiosk and Bitcoin Depot initiates a transaction on the blockchain to send cryptocurrency to the user. Bitcoin Depot never custodies a user’s cryptocurrency. Bitcoin Depot takes custody of the user’s cash at the time the same is inserted into the BTM.

The Company has also revised the disclosure on page 236 of the Proxy Statement to provide that Bitcoin Depot holds an amount of cryptocurrency in a hot wallet owned by Bitcoin Depot and sends cryptocurrency to users from that wallet when transactions are completed at a BTM or through BDCheckout. Bitcoin Depot replenishes its hot wallet from time to time through open market purchases of cryptocurrency with certain liquidity providers.

The Company has also revised the disclosure on page 236 of the Proxy Statement to provide that, when a user sells cryptocurrency to Bitcoin Depot, such cryptocurrency is held in a Bitcoin Depot hot wallet for a period of time, which could be up to several days, until such cryptocurrency is later sold through a liquidity provider to fund operations or is resold to users transacting at BTM kiosks or via BDCheckout; however, the volume of transactions of this type are de minimis.

As discussed in response 23, because Bitcoin Depot does not custody cryptocurrency for its users, there are no relevant regulatory approvals required for the transactions facilitated at BTMs or through BDCheckout, besides the licensing requirements to operate a business in the states where Bitcoin Depot operates and where legally required. Please see response 6 for an explanation of how Bitcoin Depot determines what licenses to maintain in operating its business.

23.	Please revise this section to discuss in greater detail your custodial practices for crypto assets. To provide more clarity, please address the items below:

•	briefly discuss how you determine what portion of the crypto assets are held in hot wallets and cold wallets, respectively;

•	disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located;

November 30, 2022

•

identify the person(s) that have access to the digital assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the digital assets held in storage;

•	identify the person(s) that have the authority to release the proceeds from your wallets; and

•	briefly discuss how the existence, exclusive ownership and software functionality of private cryptocurrency keys and other ownership records are validated by the relevant parties.

Response: The Company respectfully advises the Staff that Bitcoin Depot does not custody cryptocurrency for its users.

As discussed on page 232 of the Proxy Statement, Bitcoin Depot’s relationship with its primary liquidity provider allows Bitcoin Depot to purchase cryptocurrency to quickly replenish amounts sold to users, which means that Bitcoin Depot holds relatively small amounts of cryptocurrency at any given time. Due to the minimal amount of cryptocurrency held by Bitcoin Depot any given time (currently, less than $0.5 million), coupled with Bitcoin Depot’s high transaction volumes, the Company respectfully advises the Staff that it has revised the disclosure on page 236 of the Proxy Statement to clarify that Bitcoin Depot does not store cryptocurrency in cold wallets.

Bitcoin Depot stores the private keys for its hot wallets in [***]. The location of the private keys for Bitcoin Depot’s hot wallets is proprietary information that is not material to investors and public disclosure of the location would create security risks to its business and management.

Private keys are only accessible by [***]. The process of releasing cryptocurrency from Bitcoin Depot’s hot wallet is automated for user purchases at a BTM or through BDCheckout. Bitcoin Depot’s [***] transfers of cryptocurrency out of Bitcoin Depot’s hot wallet. Wallet balances are reconciled monthly and there are controls in place to verify balances using our API connections to third party vendors. Evidence of the existence of cryptocurrency is also publicly visible on the blockchain for all purchases and sales of cryptocurrency. Bitcoin Depot does not have insurance covering the cryptocurrency that it holds.

24.

We note your disclosure that kiosk users can “create and use a Bitcoin Depot-branded wallet (un-hosted and non-custodial).” Please fully describe the nature of Bitcoin Depot-branded wallets, including the procedure by which a user creates the wallet, what app or other means through which users can access the wallet, how private keys are transmitted to users, and whether Bitcoin Depot is liable or responsible for any losses users may experience.

November 30, 2022

Response: Bitcoin Depot offers a “white-labeled” digital wallet facilitated through Edge, an unaffiliated third party. Bitcoin Depot utilizes the Edge wallet infrastructure to offer users an un-hosted non-custodial wallet. The Bitcoin Depot mobile app allows a user to create their own Edge-powered wallet; the user’s private key is transmitted to them at the time of creation. The user can access such wallet through the Bitcoin Depot mobile app or through other third party apps that allow access to non-custodial wallets. Bitcoin Depot is not liable for any losses users may experience. Bitcoin Depot does not store or otherwise have access to users’ wallets, or their private keys or other private key information (e.g. recovery or seed phrase). There is no information stored by Bitcoin Depot or Edge that if stolen by a third party could be used to access users’ wallets. In addition, because of this, Bitcoin Depot cannot help users recover their wallet access if they lose their private key information and Bitcoin Depot does not have activity or balance information on users’ wallets other than what is visible on the public blockchain. These facts are clearly communicated to users within Bitcoin Depot’s mobile app during the wallet creation process. In addition, Bitcoin Depot has not created any reasonable expectation that it either can or would be willing or able to assist users with wallet access; for example, Bitcoin Depot has not compensated any users or provided any other form of concession for lost wallet access. The Company respectfully advises the Staff that it has revised the disclosure on page 229 of the Proxy Statement to reflect the foregoing.

25.

We note that your kiosks are manufactured and supplied by ATM companies, including Genmega. Please provide a breakdown of your kiosks by manufacturer, and confirm whether your relationship with any manufacturer is material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 229 and 236 of the Proxy Statement to clarify that Genmega has manufactured and supplied all Bitcoin Depot kiosks to date.

26.

Please provide a description of the differences between a BDCheckout transaction and a kiosk transaction, including any fees payable to third parties and a comparison of the costs and relative profitability of the two products.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the primary difference between a BDCheckout transaction and a BTM (kiosk) transaction is that the former is completed via interaction with a cashier at a retail location and relies on the use of Bitcoin Depot’s mobile application, while the latter involves a user interfacing with a kiosk. From a third party fee perspective, there is a $3.50 flat fee per BDCheckout transaction charged to the user in connection with the use of InComm’s integrated network of retailers’ point-of-sale systems compared to a $3.00 flat fee that Bitcoin Depot charges on kiosk transactions.

Bitcoin Depot’s costs associated with a BDCheckout transaction are lower than its costs associated with a BTM transaction, primarily due to significantly greater operating expenses associated with the BTMs, including cash collection fees and short-term lease payments to the retail locations where the kiosks are placed. However, the profitability of the two services is similar because of the higher markup that Bitcoin Depot applies to BTM transactions to support the higher costs associated therewith.

The Company respectfully advises the Staff that it has revised the disclosure on page 230 of the Proxy Statement to reflect the foregoing.

November 30, 2022

27.

We note your disclosure on page 223 that as of June 30, 2022, your contracts with your top 10 retail partners had a weighted average remaining life of 2.8 years. Please identify your top 10 retail partners, the total revenues derived from each partner and the remaining life for each of these contracts. In addition, we note your disclosure throughout that your BDCheckout product is available at 8,000 “well-known retail locations.” Please revise your disclosure to clarify what you mean by “well-known retail locations.”

Response: As disclosed on page 227 and 229 of the Proxy Statement, Bitcoin Depot’s largest partner is Circle K, whose contracts with Bitcoin Depot have a weighted average remaining life of 2.6 years as of September 30, 2022. Circle K US represents approximately 27% of Bitcoin Depot’s total retail locations. Because Bitcoin Depot’s other top ten retail partners collectively represent approximately only 4% of Bitcoin Depot’s total retail locations, the Company has concluded that including the identity of such other retail partners would not be material. Contracts with such other nine retail partners have a weighted average remaining life of 2.8 years of September 30, 2022. The Company has revised page 235 of the Proxy Statement to provide that Bitcoin Depot’s other top ten retail partners (besides Circle K) comprise only 4% of Bitcoin Depot’s retail locations.

Per the Staff’s comment, the Company has revised the disclosure on pages 35, 226, 233, 235 and 240 of the Proxy Statement to remove the reference to “well-known.”

Our Competitive Strengths, page 225

28.

We note your statement on page 226 that you “have invested in and maintain robust, multi-layer compliance procedures to evaluate potential users, open user accounts and monitor transactions at [y]our BTMs.” Please revise to describe your AML/KYC procedures, including how users are verified at the kiosk, and describe any challenges with kiosk-based verification given your use of and connectivity with non-hosted, non- custodial wallets, which are more anonymous and harder to verify.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 232 of the Proxy Statement to provide that the level of user verification for any given user transacting at Bitcoin Depot’s kiosks is generally based on the user’s proposed transaction volume with Bitcoin Depot. Generally, verification involves collecting users’ names, email addresses, phone numbers, drivers licenses or other ID, social security numbers and photos of each user. Further, Bitcoin Depot’s BTMs take photos throughout the transaction process, which allows Bitcoin Depot to verify that users match the identifying information that has been provided during the KYC process. Bitcoin Depot’s BTMs are compatible with custodial and non-custodial wallets. As discussed on pages 229 and 240 of the Proxy Statement, users are allowed to use any wallet that they select when transacting with a BTM kiosk, and Bitcoin Depot uses blockchain analytics tools such as Ciphertrace to screen for cryptocurrency wallets which have high risk profiles. Bitcoin Depot completes its KYC process prior to permitting a user to transact. The Company has further revised the disclosure on page 232 of the Proxy Statement to provide that Bitcoin Depot does not believe there are any material challenges related to conducting KYC at a kiosk.

November 30, 2022

29.

We note your disclosure that you maintain a relatively low balance of crypto assets at any given time from which you satisfy your users’ demand from kiosk or BDCheckout transactions and that as you send users crypto assets, you will immediately replenish your crypto asset balance. Please revise to clarify what you mean by a “relatively low balance of crypto assets at any given time” and to clarify how long you hold the crypto assets in which you transact.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, at any given time, Bitcoin Depot holds less than $0.5 million of cryptocurrency in its hot wallet for sale to users. Depending on transaction volumes, Bitcoin Depot typically will turn over this amount of cryptocurrency several times per day in the course of selling cryptocurrency to users and, therefore, Bitcoin Depot typically does not hold the cryptocurrency in which it transacts for very long. As such, the Company has revised the disclosure on pages 232 and 241 of the Proxy Statement to provide that the value of such cryptocurrency in Bitcoin Depot’s hot wallet at any given time is less than $0.5 million.

30.

We note your disclosure that your compliance team routinely rejects user applicants that fail authentication requirements, and bans users who violate the terms of service from transacting at our kiosks and via BDCheckout. Please revise to quantify how frequently your compliance team rejects user applicants and bans users. In addition, please revise to disclose the “terms of service” to which you refer.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 232 of the Proxy Statement to provide that users are banned when Bitcoin Depot’s compliance team discovers suspicious activity that necessitates filing a “suspicious activity report” or when Bitcoin Depot’s terms of service are violated: these user bans represent approximately 4% of Bitcoin Depot’s overall transaction volumes in a given month. The Company has revised the disclosure on page 232 of the Proxy Statement to provide that references to the “terms of service” are to the terms of service to which users agree prior to transacting at a BTM or during the BDCheckout transaction process, as applicable, which can be accessed on Bitcoin Depot’s website.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bitcoin Depot, page 233

31.

We note your disclosure that you use a sophisticated cryptocurrency replenishment process to reduce your exposure to volatility in cryptocurrency prices and maintain a relatively low balance of cryptocurrency at any given time. Please tell us, and revise your next amendment, to provide a clear and concise discussion of the working capital requirements needed to enter into the required buying and selling of digital assets inventories necessary to support the customer requested order fulfillment activities received through both the ATM and BDCheckpoint transactions.

November 30, 2022

Response: There are two main components of the working capital required in Bitcoin Depot’s operations. On the cryptocurrency side, Bitcoin Depot currently maintains cryptocurrency (in an amount which, at any given time, is less than $0.5 million) in its hot wallet to fulfill orders from users while Bitcoin Depot is automatically placing orders with OTC trading desks and exchanges to replenish the cryptocurrency it has sold to users. The second component to working capital is the cash that accumulates in the BTM kiosks. As users insert cash into the BTM kiosks, cash accumulates until armored carriers collect the cash and process it back to Bitcoin Depot’s bank accounts. This requires Bitcoin Depot to maintain at all times a level of cash in the BTM kiosks that, while variable, is approximately 30% of monthly revenue.

The Company respectfully advises the Staff that it has revised the disclosure on page 241 of the Proxy Statement to reflect the foregoing.

32.

In your reconciliation for ‘Adjusted Gross Profit,’ we noted that you reconcile from ‘Adjusted Gross Profit,’ the Non-GAAP indicator, to ‘Gross Profit,’ the GAAP measure. This represents a prominence issue. Please revise your next amendment to reconcile from the GAAP measure to the Non-GAAP indicator. Refer to Question 102.10 in the SEC’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 244 of the Proxy Statement to reconcile Adjusted Gross Profit to the most directly comparable GAAP financial measure.

33.

We note on page 151 Bitcoin’s revenue assumptions reflect historical actual average performance of transaction volume in each deployed kiosk for the first 24 months. Please revise your discussion of revenues to quantify and explain this historic average monthly performance per Bitcoin kiosk for each period presented to disclose the trends that support your current and future transaction volume.

Response: The Company respectfully acknowledges the Staff’s comment and advises that Bitcoin Depot’s management makes its revenue assumptions in part based on trailing kiosk performance and length of time in operation; however, numerous variables cause performance on a per-kiosk basis to vary widely. Because the historical metrics “Installed Kiosks”, as described in the Proxy Statement under the subheading “—Key Business Metrics and Non-GAAP Financial Measures”, together with revenue as shown on the financial statements, aggregate the variability in kiosk performance over time, those metrics more fairly reflect the historical assumptions that management uses to evaluate historical kiosk performance and transaction volume. These metrics, combined with management’s expected trajectory of installed kiosks in the future, allow Bitcoin Depot to valuate trends impacting current and future transaction volume. The Company respectfully advises the Staff that neither the Company nor Bitcoin Depot views historic average monthly performance per kiosk on a standalone basis as helpful for gaining an understanding of the assumptions underlying Bitcoin Depot’s revenue outlook.

November 30, 2022

34.	We note your various disclosures regarding how you determine the prices used in your cryptocurrency transactions. Please revise to also disclose the following:

•	How you determine your flat fees;

•	Whether the cryptocurrency prices include markups;

•	Whether pricing differs between the customer’s use of a Bitcoin Depot BTM or the BDCheckout product;

•	Differences in the pricing components of trades for user purchase versus user sales transactions; and

•	How your markups differ between digital assets and your other transactions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 245 of the Proxy Statement to provide that: As of the date of this letter, Bitcoin Depot charges (i) a flat $3.00 fee on all transactions at BTM kiosks, which generally corresponds to the costs underlying such transactions and (ii) a flat $3.50 fee on BDCheckout transactions, which is what InComm charges Bitcoin Depot to facilitate transactions using InComm’s network.

The cryptocurrency price displayed to users includes Bitcoin Depot’s markup.

While the markup can vary between BDCheckout and the BTM kiosks, and the flat fee does differ, for purposes of clarity, Bitcoin Depot’s pricing does not change based on the user’s use case for the cryptocurrency they are purchasing.

Bitcoin Depot supports the purchase of cryptocurrency from users at only 38 kiosks, or less than 1% of Bitcoin Depot’s total kiosks as of September 30, 2022. Bitcoin Depot charges the same fees on cryptocurrency it purchases from users via its kiosks as it does for cryptocurrency it sells to users at its kiosks.

The Company advises the Staff that historically, Bitcoin Depot charged the same markup regardless of which cryptocurrency was purchased or sold.

35.	If material, please revise to disclose the markups recognized in each period presented, and whether your markups are dependent upon the type of crypto asset purchased or sold.

Response: The Company acknowledges the Staff’s comment and advises the Staff that while, as of the date of this letter, Bitcoin Depot only supports transactions in Bitcoin, historically, the markup Bitcoin Depot charged its users did not vary based on the type of cryptocurrency subject to the transaction.

November 30, 2022

The Company advises the Staff that Bitcoin Depot’s transaction volumes have not historically been correlated to markups charged and therefore, the Company does not believe that the markup is meaningful to an investor’s understanding of Bitcoin Depot’s profitability over time. Further, while Bitcoin Depot’s markup is typically uniform at any given time, it can vary based on location and demand, among other factors.

The Company respectfully advises that rather than disclosing specific markup metrics on a standalone basis, Bitcoin Depot’s cost of revenue has been disaggregated into its applicable components (including cryptocurrency cost of revenue and cost of operations), which, along with other currently disclosed metrics (such as aggregate transaction volume), provides investors with a comprehensive understanding of the margins achieved on transactions at kiosks and via BDCheckout. The Company respectfully advises the Staff that such disaggregated disclosure can be found on pages F-52 and F-83 of the Proxy Statement.

Our Business Model, page 233

36.	Please disaggregate and quantify your transaction volume by year for the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 232 and 240 to 241 of the Proxy Statement as requested.

Key Factors Affecting Our Performance, page 234

37.

We note your statement that your “business is dependent on the broader use and adoption of cryptocurrencies, which can to an extent be impacted by the spot price of the cryptocurrencies [you] sell (including Bitcoin, Litecoin, and Ethereum).” Please confirm whether you sell crypto assets other than Bitcoin, Litecoin and Ethereum. Please also quantify the transaction volume for each of the crypto assets in which you transact for the periods presented.

Response: Historically, Bitcoin Depot sold Bitcoin, Ethereum and Litecoin. However, Bitcoin is now Bitcoin Depot’s sole cryptocurrency offering. Bitcoin represents over 99% of Bitcoin Depot’s total transaction volume for each of the periods presented in the Proxy Statement, with the remaining cryptocurrencies accounting for the remaining less than 1% of transaction volume.

Key Business Metrics, page 235

38.	To the extent available, please provide a discussion of a metric such as average monthly transaction volume per kiosk to provide a sense of per-kiosk profitability, and provide a discussion of trends.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has determined that including a metric such as per-kiosk profitability would be

November 30, 2022

misleading to investors because, based on the variety of inputs available to calculate such metric, there is no objective methodology for calculating it. The Company advises the Staff that the Proxy Statement has been revised on page F-52 to disaggregate Bitcoin Depot’s cost of revenue into its applicable components (including cryptocurrency cost of revenue and operational cost of revenue). The Company believes that the currently disclosed metrics (such as Revenue and Installed Kiosks), along with the disaggregated cost of revenue, provide investors with a comprehensive understanding of unit profitability. Further, the Company also advises the Staff that the current disclosure provides the relevant components for investors to understand average monthly transaction volume (i.e., aggregate transaction volume and Installed Kiosks at period end).

Components of Results of Operations, page 237

39.	Please revise to discuss the purchase activities of crypto assets for each of the periods presented by asset type and discuss the working capital required to exercise these activities.

Response: For each of the periods presented in the Proxy Statement, over 99% of Bitcoin Depot’s total transaction volume was attributable to transactions in Bitcoin and, as of the date of this letter, transactions in Bitcoin account for 100% of Bitcoin Depot’s transaction volumes. At any given time, Bitcoin Depot holds less than $0.5 million of cryptocurrency in its hot wallet available for sale to users. Further, Bitcoin Depot purchases cryptocurrency through its liquidity provider when the balance of cryptocurrency it holds for sale drops below specified amounts. Bitcoin Depot’s ability to dynamically rebalance the levels of cryptocurrency it holds at any given time based on transaction volumes and the market price of cryptocurrency means that there are limited working capital requirements related to Bitcoin Depot’s cryptocurrency management activities.

The Company respectfully advises the Staff that it has revised the disclosure on pages 249 to 250 of the Proxy Statement under “Liquidity and Capital Resources” to reflect the foregoing.

Summary of Critical Accounting Policies, page 244

40.

We note that your statement that “We determine the fair value of our Bitcoin, Litecoin and Ethereum on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the Coinbase exchange, the active exchange that we have determined is our principal market (Level 1 inputs).” Please confirm whether Bitcoin Depot transacts with other exchanges, and whether you have any formal arrangements with Coinbase or any other exchanges, or any liquidity providers such as Cumberland DRW, including the material terms of such arrangements regarding order flow or other terms that could impact pricing for users.

November 30, 2022

Response: Bitcoin Depot does not transact with, nor does it have any formal arrangement with, Coinbase. Bitcoin Depot does rely on Coinbase’s exchange quoted prices as the primary measurement for the value of its cryptocurrency assets.

Bitcoin Depot’s cryptocurrency balance management activities are typically conducted through Cumberland DRW and Gemini as liquidity providers. Bitcoin Depot’s relationships and activities with these and other liquidity providers do not affect the price charged to Bitcoin Depot’s users.

Unaudited Interim Financial Statements of GSR II Meteora Acquisition Corp.

Notes to Financial Statements

Note 7. Redeemable Class A Common Stock and Stockholders’ Equity, page F-35

41.	Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the Private Warrants as equity.

Response: We evaluated the private placement warrants utilizing the guidance in Accounting Standards Codification (ASC) 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”). We have determined equity classification to be appropriate, as the instruments are considered indexed to the reporting entity’s own stock, and the equity classification conditions in ASC 815-40-25 are met.

The private placement warrants do not include any terms or provisions that provide for potential changes to the settlement amount that are dependent on, or will continue to be dependent on, the characteristics of the holder of the warrant. We considered the SEC Staff Statement on the accounting for warrants issued by special purchase acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)”, which focused on indexation and tender offer provisions in typical SPAC warrants outstanding at the time (the “SEC Staff Statement”). The private placement warrants have the same terms as the public warrants, except that (i) the private placement warrants may be exercised for cash or on a cashless basis, (ii) the private placement warrants and the common shares issuable upon the exercise thereof are subject to transfer restrictions contained in the letter agreement by and among the Company, the Sponsor and the other parties thereto, and (iii) the private placement warrants shall not be redeemable by the Company. The terms of the private placement warrants do not change upon any sale or transfer to another holder.

The terms of the private placement warrants can be found in the Warrant Agreement, dated February 24, 2022, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, attached as an Exhibit to Form 8-K, filed with the commission on March 2, 2022 (the “Warrant Agreement”).

November 30, 2022

Indexed to a Company’s Own Stock (ASC 815-40-15)

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to evaluate an instrument’s contingent exercise provisions and then the instrument’s settlement provisions, using the following two-step assessment outlined in ASC 815-40-15-5 through 15-8 with implementation guidance in ASC 815-40-55-26 through 55-48. Step 1 of this guidance is to evaluate any exercise contingencies. Step 2 of this guidance is to evaluate whether each settlement provision is consistent with a fixed-for-fixed equity instrument.

Step 1 – Exercise Contingencies

ASC 815-40-15-7A states that “an exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer).” If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis would proceed to Step 2.

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. ASC 815-40-20 defines an exercise contingency as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity’s (or the counterparty’s) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

We evaluated the following features of the private placement warrants as exercise contingencies or potential exercise contingencies:

1.	The warrants are exercisable only if the Company completes a business combination.

2.	The warrants are no longer exercisable if the Company liquidates.

3.	A portion of the warrant may not be exercised if the holder exceeds specified beneficial ownership limitations upon exercise, if the holder so elects.

None of the exercise contingencies are based on an observable market or an observable index, so the evaluation of Step 1 to each provision does not preclude the private placement warrants from being considered indexed to the entity’s own stock.

November 30, 2022

Step 2 – Settlement Provisions

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.	Strike price of the instrument

b.	Term of the instrument

c.	Expected dividends or other dilutive activities

d.	Stock borrow cost

e.	Interest rates

f.	Stock price volatility

g.	The entity’s credit spread

h.	The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument or embedded component from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

November 30, 2022

We analyzed the adjustments to the exercise price or notional amount under Step 2 of ASC 815-40-15-7. The Warrant Agreement provide for an adjustment to the number of common shares issuable under the warrants and/or adjustment to the exercise price, in the following provisions:

1.

Sub-Divisions - if a share split, share dividend or similar event occurs, the number of shares issuable on exercise of the warrant will be increased in proportion to the event to compensate for the dilution of shares.

2.

Aggregate of shares - if at any time the warrants are outstanding, the common shares of the Company are aggregated (commonly referred to as a reverse share split), the number of shares issuable upon exercise of the warrant will be adjusted proportionately to account for the aggregation of shares.

3.

Extraordinary dividends - if at any time the warrants are outstanding, the Company pays a dividend of cash, securities or other assets, other than for certain circumstances (ordinary dividends, as part of business combination, etc.), the exercise price of the warrant will be decreased by the amount of cash or fair value of other assets distributed as part of the dividend.

4.	Raising of capital in connection with the initial business combination – this is a down round provision that ceases upon closing of the business combination.

5.	Exercise via ‘cashless exercise.

1 & 2 – Sub-Divisions; Aggregation of Shares, and the related Adjustments in Exercise Price –ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. These adjustment features are consistent with Example 17 in ASC 815-40-55-42 through 55-43 which specifically notes that adjustments for these types of events do not preclude the instrument from being indexed to the entity’s shares as an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Example 17 specifically describes that the adjustments must be a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares, but not the actual change in the market price. In the share splits, share dividends or similar events; and aggregation of shares provisions discussed above, the provision is only adjusting for the direct effect of the dilutive event and therefore would not preclude equity classification. As a result, these adjustment features (#1 & 2, above) do not preclude the private place warrants from being considered indexed to the Company’s own stock.

3 – Extraordinary Dividends – If the Company, at any time while the warrants are outstanding and unexpired, pays to all or substantially all of the holders of common stock a dividend or make a distribution in cash, securities or other assets on account of such common stock (or other shares into which the warrants are convertible), other than for sub-divisions or similar events within those subsections, which meet the definition of Extraordinary Dividends, as defined, then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such Extraordinary Dividend.

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The adjustments to the strike price resulting from Extraordinary Dividends are intended to offset their effects on the warrant’s fair value. In those circumstances, the only variables that could affect the settlement amount (dividends) would be inputs to the fair value of a fixed-for-fixed forward contract on equity shares. The adjustments for Extraordinary Dividends are consistent with Example 12 in ASC 815-40-55-37 which specifically notes that adjustments for dividend distributions do not preclude the instrument from being indexed to the entity’s shares. As a result, this adjustment feature (#3 above) does not preclude the private placement warrants from being considered indexed to the Company’s own stock.

4 – Down round: The possibility of a market price transaction occurring at a price below $9.20 per share is not an input to the valuation of a standard “fixed for fixed” instrument on the Company’s own stock. However, the guidance in ASC 815-10-15-75A (ASU 2017-11) makes an exception with respect to down round features to the base model for determining when an instrument is considered solely indexed to a company’s own stock. ASU 2017-11 allows companies to exclude a down round feature when determining whether a financial instrument is considered indexed to the entity’s own stock. Specifically, the ASU amended Step 2 of the above analysis, as follows:

“ASC 815-40-15-5D - When classifying a financial instrument with a down round feature, the feature is excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying paragraphs 815-40-15-7C through 15-7I (Step 2).”

ASU 2017-11 defines a down round feature as:

A feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument.

A down round feature may reduce the strike price of a financial instrument to the current issuance price, or the reduction may be limited by a floor or on the basis of a formula that results in a price that is at a discount to the original exercise price but above the new issuance price of the shares, or may reduce the strike price to below the current issuance price. A standard antidilution provision is not considered a down round feature.

ASU 2017-11 requires a company to recognize the value of a down round feature only when it is triggered, and the strike price has been adjusted downward. For equity-classified freestanding equity-linked financial instruments, such as warrants, an entity will treat the value of the effect of the down round, when triggered, as a dividend and a reduction of income available to common stockholders in computing basic earnings per share.

This adjustment feature (#4 above) meets the above definition of a down round feature and therefore does not preclude the private placement warrants from being considered indexed to the Company’s own stock.

November 30, 2022

5 – Cashless exercise – The private placement warrants holder may cashless exercise the warrant pursuant to the Warrant Agreement. A cashless exercise requires exchange of the warrants for that number of shares of common stock per warrant equal to the in-the-money value of each warrant, as of the exercise date, divided by the then-existing fair value of the share of common stock. This is determined as the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants, multiplied by the excess of the “Private Warrant Fair Market Value” (as defined in the Warrant Agreement) less the Warrant Price by (y) the Private Warrant Fair Market Value. The “Private Warrant Fair Market Value” is the average last reported sale price of the shares of common stock for the ten (10) trading days ending on the trading day prior to the date on which notice of exercise of the private placement warrants is sent to the warrant agent.

Exercise of the warrant via cashless exercise introduces variability to the exercise price because of its use of a 10-day average closing price for the fair value of the underlying shares. Therefore, the settlement amount will not exactly equal the difference between the fair value of a fixed number of the Company’s shares of common stock and the warrant’s fixed strike price. However, the only variable that causes the settlement amount to differ from a pure fixed-for-fixed settlement amount is the 10-day average closing price of the Company’s common stock. Use of an average closing price calculation to determine the fair value of the underlying shares is allowed and is consistent with Example 13 in ASC 815-40-55-38 which uses a 30-day volume-weighted average daily market price and does not preclude the instrument from being indexed to the entity’s shares. As a result, this adjustment feature (#5 above) does not preclude the private placement warrants from being considered indexed to the Company’s own stock.

SEC Staff Statement

We further considered the SEC Staff Statement. The private placement warrants may not be transferred, assigned or sold other than to specified permitted transferees and the terms of the private placement warrants do not change upon any such transfer, assignment or sale. As such, the indexation guidance within the SEC Staff Statement is not applicable.

Based upon the above analysis, we concluded that the private placement warrants are considered to be indexed to the Company’s own stock.

Evaluation of Classified in Stockholders’ Equity (ASC 815-40-25)

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. The initial balance sheet classification of contracts generally is based on the concept that (a) contracts that require net cash settlement are assets or liabilities and (b) contracts that require settlement in shares are equity instruments. Further, an entity shall observe both of the following: (a) if the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement and (b) if the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

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Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a share-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 (post-adoption of ASC 2020-06) must be met to ensure that the issuer has the ability to settle the contract in shares:

a.	Not used.

b.

Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

c.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d.	No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the SEC.

e.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

f.	Not used.

g.	Not used.

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s stockholders also receive cash.

Each of the criterion were met. With regard to the explicit share limit criterion, the warrants are to be settled in a fixed number of shares except in instances where the number of shares issuable upon settlement are adjusted based on events (e.g., stock splits, stock dividends) that are within the control of the Company.

The SEC Staff Statement also highlighted the Staff’s views on tender offer provisions of certain SPAC warrants. The Warrant Agreement does not contain a tender offer provision like that referenced in the SEC Staff Statement. Section 4.5 of the Warrant Agreement provides the warrant holders the right to purchase and receive, in lieu of the common shares of the Company, the kind and amount of shares or stock or other securities or property (including cash) receivable by common stockholders upon certain events that fundamentally change the Company, which include:

•	any reclassification or reorganization of the issued and outstanding common shares

November 30, 2022

•	any merger or consolidation of the Company with or into another entity in which any “person” or “group” acquires more than 50% of the aggregate voting power of the Company’s outstanding securities

•	any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety

The Warrant Agreement’s fundamental change provision does not provide for settlement of the warrant upon a tender offer. The Warrant Agreement provides the warrant holders the right to purchase and receive, upon the terms and conditions specified in the Warrant Agreements, and in lieu of the common shares of the Company if exercised before the event, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the warrant holder would have received if such warrant holder had exercised his, her or its warrant(s) immediately prior to such event. That is, the warrant holder is allowed to participate in the transaction, with the common stockholders, as if they had exercised the warrant immediately prior to such event.

ASC 815-40 allows for cash settlement of a warrant in circumstances in which holders of the underlying common shares also would receive cash. Specifically, ASC 815-40-55-3 stated that “if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision.” It is our understanding that the fact pattern considered by the Staff in the SEC Staff Statement involved a capital structure that had dual classes of common stock, and that this led to a conclusion that the tender offer provision was not a change-in-control provision, because it provided for a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common stock (usually the non-controlling Class A stock in a typical SPAC structure).

Section 4.5 of the Warrant Agreement provides that any merger or consolidation of the Company with or into another entity in which any “person” or “group” acquires more than 50% of the aggregate voting power of the issued and outstanding equity securities of the Company allows the warrant holder “the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of common stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised his, her or its warrant(s) immediately prior to such event.” This alternative consideration may only be received by the warrant holder in a merger or consolidation resulting in a change in ownership of more than 50% of the voting power of the Company’s securities, which would be a change of control. As such, this provision is not the subject of the SEC Staff Statement and is not inconsistent with ASC 815-40. Equity classification for the Warrants would not be prohibited.

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Based on the above analysis, we concluded that the private placement warrants should be classified within stockholders’ equity.

Lux Vending, LLC (DBA Bitcoin Depot) Consolidated Financial Statements

Consolidated Statements of Cash Flows For The Years Ended December 31, 2021 and 2020, page F-43

42.

We note you had purchases of services in digital assets of $2.4 million, $6.1 million, and $3.5 million in 2022, 2021, and 2020, respectively. Please provide a thorough description of the nature, type, and substance of expenses paid to vendors through the issuance of digital assets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the majority of the subject cryptocurrency payments were made to a single vendor, Genesis Coin, which has historically provided operating software for Bitcoin Depot’s fleet of kiosks. For the periods presented, Bitcoin Depot paid Genesis Coin daily in Bitcoin for licensing fees incurred by Bitcoin Depot by reason of operating its kiosks using Genesis Coin’s software. Payment of such fees to Genesis Coin represents more than 80% of the cryptocurrency payments made by Bitcoin Depot for services rendered by third parties during the periods presented in the Proxy Statement. Per the Company’s response to comment 14, the Company has revised the disclosure on page 84 of the Proxy Statement.

Bitcoin Depot also pays certain of its contractors in Bitcoin for weekly invoices that Bitcoin Depot receives for Customer Support, Compliance and/or Engineering services provided by such contractors to Bitcoin Depot.

Notes to Consolidated Financial Statements December 31, 2021 and 2020

Summary of Significant Accounting Policies

(e) Digital Assets, page F-46

43.

We note your disclosure that you perform impairment testing on digital assets on an annual basis, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Please tell us, and revise your next amendment, to disclose in greater detail the frequency of impairment testing in the periods presented. If impairment testing was done annually in the periods presented, tell us how that impairment testing period is appropriate given the nature price changes in digital assets.

November 30, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Bitcoin Depot assesses cryptocurrencies for impairment every reporting period due to the nature and frequency of cryptocurrency price movements. Bitcoin Depot typically holds cryptocurrency that it buys and sells to customers for less than six hours as Bitcoin Depot typically will turn over its cryptocurrency holdings several times per day. In these situations, any impairment would not be material since the cryptocurrency is bought and sold within a day and revenue and cost of revenue is recognized gross when the cryptocurrency is sold resulting in any impairment and the remaining cost basis being recorded in cost of revenue at the same time.

For cryptocurrencies that are either purchased as investments or that have not yet been sold or disposed, Bitcoin Depot monitors the fair value of the cryptocurrency which is measured using the quoted price of the cryptocurrency on the Coinbase exchange. If the quoted price of the cryptocurrency has fallen below its carrying value at any time subsequent to its acquisition, Bitcoin Depot records an impairment.

Bitcoin Depot applied the guidance in the AICPA Accounting for and auditing of digital assets Practice Aid, specifically Question and Response 4: “How should an entity account for digital assets that are classified as indefinite-lived intangible assets subsequent to their acquisition?” and Question and Response 5: “If a digital asset is classified by an entity as an indefinite-lived intangible asset and identical digital assets are reportedly bought and sold on a market at a price below its current carrying value, is this activity an impairment indicator, and if so, should an impairment charge be recorded?” noting that an indefinite-lived intangible, such as the cryptocurrency held by Bitcoin Depot, is more likely than not impaired if the carrying amount exceeds the fair value at any time during the reporting period and the entity should recognize an impairment loss equal to that excess.

The Company respectfully advises the Staff that the disclosure on pages F-49 and F-79 to F-80 of the Proxy Statement has been revised accordingly.

44.

We note your disclosure that your digital assets are comprised “primarily” of Bitcoin, Litecoin, and Ethereum. Please revise your next amendment to disclose, including quantitatively, if you hold or transacted in any other digital assets other than the three listed in the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Proxy Statement has been revised to include a rollforward reflecting the respective values of the different types of cryptocurrency that Bitcoin Depot held and transacted in during the relevant periods. Bitcoin represents over 99% of Bitcoin Depot’s total transaction volume for each of the periods presented, with the remaining cryptocurrencies accounting for the remaining less than 1% of transaction volume. The Company further advises the Staff that, in 2020, Bitcoin Depot did hold USDT in an amount less than $50,000; however, Bitcoin Depot has not transacted in USDT since 2020 and does not currently hold any USDT.

45.

Please reconsider the appropriateness of your statement that there is no official guidance for the accounting for digital assets. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure to which this comment relates has been deleted from the Proxy Statement.

November 30, 2022

46.	We note that you hold digital assets for two purposes: (1) to sell to customers in exchange for cash, and (2) for investment purposes. Please provide the following:

•	Revenues and cost of revenues for digital assets held for sale to customers in exchange for cash and held for investment purposes; and

•	A rollforward of digital assets held for sale to customers in exchange for cash and held for investment purposes by each specific type of digital asset (BTC, LTC, ETH) in the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-62 to F-63 and F-90 of the Proxy Statement to include a rollforward of Bitcoin Depot’s cryptocurrency balances for the respective periods. Because Bitcoin Depot’s investment cryptocurrencies were ultimately expected to be used in operations (e.g., sold to customers) once it had achieved its investment purpose, Bitcoin Depot has provided the rollforward requested on a combined basis for its operating and investing wallets.

47.

Please tell us the accounting literature followed when making the determination that the indefinite-lived intangible assets would be recorded on your consolidated balance sheet on a first-in, first-out (“FIFO”) basis. In addition, tell us any alternative methodologies you considered and why you believe FIFO is a more appropriate measurement methodology.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Bitcoin Depot tracks the cost (and subsequent carrying value) and timing of units of cryptocurrencies that it obtains and uses this value for each unit of cryptocurrencies upon de-recognition when it sells cryptocurrencies or exchanges cryptocurrencies for goods or services. Because of the rapid turnover of Bitcoin Depot’s cryptocurrencies, Bitcoin Depot is not able to identify which specific units of cryptocurrencies were sold or transferred for any given transaction. Accordingly, Bitcoin Depot tracks the quantities of cryptocurrencies in its wallets by rolling quantities forward from purchases to sales and transfers.

November 30, 2022

In the course of establishing its accounting policy for cryptocurrencies, Bitcoin Depot applied the guidance in the AICPA Accounting for and auditing of digital assets Practice Aid, specifically Question and Response 8: “Measurement of cost basis of digital assets that are classified as indefinite-lived intangible assets when derecognized”, which indicates that “[a]n entity may apply the guidance in these circumstance(s) by developing a reasonable and rational methodology for identifying which units of digital assets were sold and apply it consistently. For example, one reasonable and rationale approach could be using the first-in, first-out method.” The Company has reviewed the public filings for companies with cryptocurrencies and noted that FIFO is typically the method such companies use in accounting for their cryptocurrencies. Because of the way in which we purchase, sell and transfer cryptocurrencies, we did not consider any alternative methodology because we believe FIFO is representative of our turnover of cryptocurrencies, and is a reasonable and rational methodology and is consistent with industry practice.

48.

We note your disclosure on page F-46 that you, “in limited cases, allow customers to sell these types of digital assets.” Please clarify this disclosure, specifically addressing if you purchase digital assets from customers through your ATMs or through the BDCheckout product.

Response: As of September 30, 2022, Bitcoin Depot supported the purchase of cryptocurrency from users at only 38 kiosks, or less than 1% of Bitcoin Depot’s total kiosks. Users cannot sell Bitcoin Depot cryptocurrency through BDCheckout. Purchases of cryptocurrency generated less than $50,000 of revenue per year for each of the two years presented, ended December 31, 2021. The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-49 and F-79 of the Proxy Statement to clarify the above.

(i)	Revenue Recognition, page F-48

49.

We note you launched BDCheckout in the second quarter of 2022 and have 8,395 locations at June 30, 2022. Please revise your next amendment to specifically discuss your revenue recognition policy for BDCheckout revenues.

Response: Revenue related to BDCheckout consists of a single performance obligation that is recognized at a point-in-time when a user purchases cryptocurrency at a BDCheckout location, consistent with the revenue recognition method related to transactions conducted at BTM kiosks. The Company advises the Staff that it has revised the disclosure on page F-81 of the Proxy Statement to describe Bitcoin Depot’s revenue recognition policy related to transactions conducted through BDCheckout.

50.	We note you acquired BitAccess in July 2021. Please revise your next amendment to describe in greater detail your revenue recognition policies for BitAccess hardware and software revenues.

November 30, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-51 and F-82 of the Proxy Statement as requested.

51.	Please tell us what constitutes the ‘OTC and other revenue’ in the periods presented and your revenue recognition policy for these revenues.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises that OTC and other revenue has historically been comprised of revenues from (1) the sale of cryptocurrency to a user via Bitcoin Depot’s website, where payment is made via a wire transfer to Bitcoin Depot’s cash account instead of at a BTM kiosk or BDCheckout location; and (2) fees earned where Bitcoin Depot acted as agent by directing users to a third-party to purchase Bitcoin online using a debit or credit card.

Revenue for OTC transactions is recognized at a point-in-time when a user purchases cryptocurrency on the Bitcoin Depot website and is subsequently transferred to the user, consistent with the revenue recognition method related to the BTM kiosks and BDCheckout. Revenue related to third party debit card transactions relate to the fee we receive from the third party and is recognized when reporting is provided weekly to Bitcoin Depot for volume referred in the previous week.

Revenues for the first category above, OTC, were approximately $7 million for the year ended December 31, 2021 and $2 million for the nine months ended September 30, 2022.

As for the second category above, Bitcoin Depot offers a service via its website whereby users can purchase cryptocurrency from a third party partner using a debit or credit card. This service represented an immaterial amount of Bitcoin Depot’s revenues for the nine months ended September 30, 2022 and year ended December 31, 2021.

52.	We note your disclosure on pages F-49 and F-77 that revenues from software services is settled in digital assets. Please tell us the following for these transactions:

•	when ownership or control is determined to have transferred;

•	how the price of the digital asset is determined;

•	the types of digital assets received in these transactions;

•	how the Company uses these digital assets once received;

•	use or reliance on third parties at any stage of the process; and

•	whether the Company acts as a custodian or holds any digital assets off balance sheet at any point in the process.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

•	Control over the Bitcoin is deemed to have transferred when the Bitcoin is transmitted to Bitcoin Depot’s wallet, which happens multiple times a day.

November 30, 2022

•

Revenues from software services are determined based on the contractual fee for the services provided, calculated as a percentage of the transaction value. Bitcoin Depot earns a variable fee equal to a percentage of the cash value of the transactions processed by the software at the kiosks during any given month. The variable fee is contingent on the cumulative transaction volume processed by the kiosks using the software services during such month and is settled in Bitcoin at the time of the transaction.

•	Bitcoin is the only cryptocurrency received as a software licensing fee.

•

Once cryptocurrency is received by Bitcoin Depot, it is either held on the balance sheet, liquidated for U.S. dollars or Canadian dollars, or used to pay Bitcoin Depot’s vendors in exchange for services provided. Bitcoin Depot does not act as a custodian of cryptocurrency at any point in this process, and does not hold any cryptocurrency received off its balance sheet.

•

Bitcoin Depot uses third parties in the settlement of payment for software services in cryptocurrency only for gathering market pricing information in real time for cryptocurrency via an API to Coinbase.

•	Bitcoin Depot does not act as a custodian of cryptocurrency at any point in the process and does not hold any cryptocurrency received off its balance sheet.

53.	We note your disclosures regarding the Company’s policy for providing a mark-up. Please tell us, and revise your amendment, to discuss the following:

•	Disclose the mark-up revenue recognized in the periods presented;

•	Tell us if the mark-up is dependent on the type of digital asset sold;

•	Disclose the average mark-up by digital asset in the periods presented; and

•

Tell us if the Company has sold digital assets at a loss due to price volatility exceeding the amount of the mark-up. To the extent that this has occurred, tell us your consideration of recognizing an impairment charge prior to the sale occurring.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that while, as of the date of this letter, Bitcoin Depot only supports transactions in Bitcoin, historically, the markup Bitcoin Depot charged its users did not vary based on the type of cryptocurrency subject to the transaction.

The Company advises the Staff that Bitcoin Depot’s transaction volumes have not historically been correlated to markups charged and therefore, the Company does not believe that the markup is meaningful to an investor’s understanding of Bitcoin Depot’s profitability over time. Further, while Bitcoin Depot’s markup is typically uniform at any given time, it can vary based on location and demand, among other factors. The Company respectfully advises that rather than disclosing specific markup metrics on a standalone basis, Bitcoin Depot’s cost of revenue has been disaggregated into its applicable

November 30, 2022

components (including cryptocurrency cost of revenue and cost of operations), which, along with other currently disclosed metrics (such as aggregate transaction volume), provides investors with a comprehensive understanding of the margins achieved on transactions at kiosks and via BDCheckout. The Company respectfully advises the Staff that such disaggregated disclosure can be found on pages F-53 and F-83 of the Proxy Statement.

Further, Bitcoin Depot has not sold cryptocurrency to kiosk customers at an economic loss as a result of price volatility due to having a sufficient amount of markup applied and the frequency at which inventory is turned. However, Bitcoin Depot has sold some cryptocurrency at an economic loss when a portion of the investment cryptocurrency was sold for cash on an exchange. Additionally, as noted previously, the Company, could recognize an impairment loss on cryptocurrencies that it is holding to the extent that the carrying value of the cryptocurrency exceeds the carrying value.

54.

Please tell us, and revise your next amendment, to discuss how the prices utilized in digital asset transactions are determined. Indicate if the process for determining the prices utilized are different for ATM or BDCheckout transactions.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages F-51 and F-81 to provide that the price at which Bitcoin Depot sells cryptocurrency to customers is determined by using the current exchange price on Coinbase or Gemini at the moment of the transaction and applying Bitcoin Depot’s markup percentage on top of the current exchange price. The Company has revised the disclosure on pages F-51 and F-81 to provide that the process for calculating the markup is the same for transactions at our BTMs and through BDCheckout, however the markup percentage is different. The markup is determined by testing different markup rates in various geographies to determine the optimal markup on a case-by-case basis.

(j)	Cost of Revenue, page F-49

55.

Please revise to disclose, in tabular format, a breakout of the cost of revenue line item by specific cost type (i.e. cost of digital assets, fees paid to obtain digital assets, etc.) for the periods presented. Please discuss any material changes in specific costs items in MD&A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-53 and F-83 of the Proxy Statement as requested.

November 30, 2022

56.

Please tell us how you concluded that it is appropriate to include the gain on sales of digital assets held for investment in cost of revenue. Please reference the GAAP authoritative literature you used to make this determination.

Response: The Company respectfully advises the Staff that the gains from these sales of cryptocurrencies held for investment purposes was immaterial in all periods presented ($1,965,486 and $0 in 2021 and 2020, respectively). Of the 2021 amount, only $915,000 was recorded net within cost of sales. The remainder, which represented sales of those cryptocurrencies directly to customers through our kiosks, was recorded gross (i.e., in revenue and cost of sales), consistent with all of our other sales of cryptocurrencies to customers. Additionally, we advise the Staff that Bitcoin Depot does not currently hold any cryptocurrencies it considers to be for investment purposes and has no near-term plans to do so.

Bitcoin Depot observes that ASC 350-30-45-2 stipulates that indefinite-lived intangible asset impairment losses should be presented in income (loss) from continuing operations in the income statement but does not prescribe the specific line-item. Because these cryptocurrencies were ultimately expected to be used in operations (e.g., sold to customers) once Bitcoin Depot achieved its investment purpose, it believed it was appropriate to record those impairments in operating income (loss) and, specifically, within costs of revenue. Bitcoin Depot accounted for the sales of its investment assets under ASC 610-20 because it concluded the exchanges through whom it unwound its position when Bitcoin Depot terminated its investment strategy were not customers. Bitcoin Depot did not, as a logical matter, consider the exchanges to be its customers because, as described in Note 1 to its consolidated financial statements, Bitcoin Depot views its customers as those who purchase cryptocurrencies from Bitcoin Depot through its BTM kiosks. Furthermore, the proceeds Bitcoin Depot received from the exchanges in these transactions did not include the mark-up it obtains in its BTM kiosk customer sales. ASC 610-20-45-1 refers entities to ASC 360-10-45-5 for presentation of gains on the sale of a long-lived asset, which states that the gain on sale should be presented as an element of operating income (loss). ASC 360-10-45-5, like ASC 350-30-45-2, does not prescribe the specific line-item. Question 9: “How should an entity account for the sale of digital asset holdings that are accounted for as indefinite-lived intangible assets?” of the AICPA Accounting for and auditing of digital assets Practice Aid, also does not suggest a specific line-item for the presentation of a net gain resulting from the sale of cryptocurrencies. Bitcoin Depot concluded it was appropriate to be consistent in presentation between its gains on and impairments of these cryptocurrencies; hence, the classification of the sale gains as a reduction to costs of revenue.

(n) Fair Value of Financial Instruments, page F-51

57.	Please revise your next amendment to provide all of the disclosures in ASC 820-10-50-2. See example disclosure in ASC 820-10-55-100 through 104.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure beginning on page F-55 of the Proxy Statement as requested.

Note 5. Restatement, page F-54

58.

Please revise your next amendment to include additional details related to correction adjustments (a), (b), (c), and (d). Specifically, include more information as to what each error relates to, how each error was determined, and the specific details related to how the correction amounts were determined that lead to the total as adjusted amount.

November 30, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure beginning on page F-59 of the Proxy Statement as requested.

Note 7. Digital Assets, page F-58

59.	Please revise to expand your rollforward of digital assets to provide by digital asset type (BIT, LTC, ETH).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-62 and F-90 of the Proxy Statement as requested.

November 30, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk of LATHAM & WATKINS LLP

cc:	Gus Garcia, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Lewis Silberman, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Thomas Laughlin, Esq., Kirkland & Ellis LLP

Matthew Pacey, Esq., Kirkland & Ellis LLP